UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Santarus, Inc.

File No. 333-111515 and 000-50651- CF#30185

_____

Santaras, Inc. submitted an application under Rules 406 and Rule 24b-2 requesting extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 23, 2003, as amended, and multiple '34 Act reports filed between August 6, 2007 and March 4, 2010.

Based on representations by Santarus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.5	S-1	December 23, 2003	through September 25, 2015
10.4	10-Q	August 6, 2007	through September 25, 2015
10.5	10-Q	August 6, 2007	through September 25, 2015
10.8	10-K	March 6, 2009	through September 25, 2015
10.9	10-K	March 4, 2010	through September 25, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary